Change of the Largest Shareholder

On November 28, 2005, our largest shareholder changed from the National Pension Corporation of Korea to the Korea Deposit Insurance Corporation (“KDIC”) as a result of KDIC’s conversion of redeemable convertible preferred shares (the “RCPS”) to common shares. For more detailed information, please refer to our current report on Form 6-K dated November 28, 2005.

The following is the share ownership information of National Pension Corporation of Korea and the Korea Deposit Insurance Corporation reflecting the above-described change as of November 29, 2005.

	Number of Common Shares Held	Ownership %
National Pension Corporation of Korea	16,498,516	4.83

Korea Deposit Insurance Corporation	22,360,301	6.54

*	Ownership % was calculated based on a total of 341,679,313 shares of common stock outstanding, reflecting the newly issued common shares resulting from the conversion of the RCPS.